UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Babcock & Brown Air Limited

(Name of Issuer)

American Depositary Receipts representing Common Shares

(Title of Class of Securities)

05614P 101

(CUSIP Number)

Mina Kim, Esq. Babcock & Brown Limited 2 Harrison Street, 6th Floor San Francisco, California 94105 (415) 512-1515	Boris Dolgonos, Esq. Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614P 101

1.	Name of Reporting Person. BBGP Aircraft Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,558,216

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,558,216

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,558,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 13.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05614P 101

1.	Name of Reporting Person. Babcock & Brown Global Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,558,216

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,558,216

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,558,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 13.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05614P 101

1.	Name of Reporting Person. BBGP Managing General Partner Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,558,216

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,558,216

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,558,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 13.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the American Depositary Shares (“ADSs”) representing common shares, each par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda Corporation (“B&B Air”). The principal executive office of B&B Air is located at West Pier, Dun Laoghaire, County Dublin, Ireland.

Item 2.	Identity and Background

This statement is filed by BBGP Aircraft Holdings Ltd (“BBGP”), for and on behalf of itself, Babcock & Brown Global Partners (“Global Partners”) and BBGP Managing General Partner Ltd (“General Partner” and, collectively with BBGP and Global Partners, the “Reporting Persons”). BBGP is a subsidiary of Global Partners and General Partner is the general partner to Global Partners.

BBGP is a Cayman Islands company and its business address is c/o Maples Finance Limited, P.O. Box 1093GT, Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands. The principal business activity of BBGP is warehousing aircraft and other aviation assets.

Global Partners is an English limited partnership and its business address is c/o Maples Finance Limited, P.O. Box 1093GT, Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands. The principal business of Global Partners is investing in and restructuring capital assets and capital-based businesses.

General Partner is a Cayman Islands company and its business address is c/o Maples Finance Limited, P.O. Box 1093GT, Boundary Hall, Cricket Square, Grand Cayman, Cayman Islands. The principal business of General Partner is acting as the sole general partner to Global Partners.

(a), (b), (c) and (f)  For information with respect to the identity and background of each executive officer and director of each Reporting Person, please see Schedules I, II and III attached hereto, respectively.

(d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through III has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Statement will be filed disclosing such change.

Item 3.	Source and Amount of Funds or Other Consideration

A promissory note for $106,288,054.12 was delivered by BBGP to B&B Air in consideration for the issue and delivery of the 4,558,216 ADSs and the arrangement of transactions occurring in connection with B&B Air’s initial public offering. The promissory note will become due 210 days after the completion B&B Air’s initial public offering and must be prepaid with any proceeds received by BBGP from distributions made to it by JET-i Holdings LLC (“JET-i Holdings”) from proceeds of sales of aircraft by a subsidiary of JET-i Holdings to B&B Air. The promissory note bears interest at a rate equal to 4% and is secured by BBGP’s membership interest in JET-i Holdings and the 4,558,216 ADSs that it owns.

Item 4.	Purpose of Transaction

BBGP acquired its ADSs in a private placement in connection with a group of transactions, including the initial public offering of B&B Air, pursuant to which B&B Air agreed to acquire a portfolio of aircraft from a subsidiary of JET-i Holdings. The proceeds of the private placement will be applied by B&B Air toward the payment of the purchase price for the acquisition of such aircraft.

(a) In connection with B&B Air’s initial public offering, BBGP has granted the underwriters an option to purchase up to 1,522,149 of the ADSs it purchased in the private placement to cover over-allotments. On October 10, BBGP received from the underwriters a notice of exercise of the over-allotment option in full. The sale of the ADSs pursuant to the option is expected to be completed on October 15, 2007.

(b)-(j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a) The response of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 4,558,216 ADSs. Such ADSs represent approximately 13.6% of B&B Air’s outstanding ADSs, based on the number of ADSs outstanding following the consummation of B&B Air’s initial public offering on October 2, 2007.

(b) The Reporting Persons have the shared power to direct the vote and the disposition of the 4,558,216 ADSs held by BBGP.

(c)  Other than the acquisition of the 4,558,216 ADSs consummated on October 2, 2007 and the grant to the underwriters of a 30-day option to purchase up to 1,522,149 of these ADSs, no Reporting Person has effected any other transactions in B&B Air’s ADSs during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3 of this Statement, BBGP delivered a promissory note to B&B Air in consideration for the issue and delivery of the ADSs. BBGP and B&B Air entered into a pledge and security agreement at the time of delivery of the promissory note. Pursuant to the pledge and security agreement, B&B Air was granted a security interest in the ADSs issued and delivered to BBGP and BBGP’s membership interest in JET-i Holdings.

In connection with the acquisition of the ADSs, on July 19, 2007, BBGP and B&B Air entered into a private placement agreement and, on October 2, 2007, BBGP and B&B Air entered into a registration rights agreement. BBGP has agreed with B&B Air in the private placement agreement not to, without the prior consent of B&B Air, offer, sell, contract to sell, pledge, dispose of or hedge directly or indirectly the ADSs for a period of 360 days from September 26, 2007, other than (i) transfers to affiliates of BBGP, provided that such affiliate agrees to be bound by the same such restrictions for the remaining portion of such period, (ii) pledges of the ADSs to a financial institution that extends a “margin” loan to finance BBGP ‘s acquisition of its ADSs, provided that the pledge agrees to be bound by the terms of such restrictions for the remaining portion of such period and (iii) sales of ADSs by BBGP in B&B Air’s initial public offering pursuant the underwriters’ exercise of their option to purchase additional ADSs to cover over-allotments as described in Item 4(a).

The registration rights agreement provides that, upon the request of BBGP at any time beginning 180 days but prior to 360 days after September 26, 2007, B&B Air will file one registration statement, and, at any time after 360 days after September 26, 2007, B&B Air will file one or more registration statements to register the ADSs held by BBGP under the Securities Act of 1933 for resale at any time and from time to time by BBGP. In the registration rights agreement B&B Air has agreed to pay expenses in connection with such registration and resale (excluding underwriters’ discounts and commissions) and have indemnified BBGP for material misstatements or omissions in the registration statement.

In connection with B&B Air’s initial public offering, BBGP entered into an underwriting agreement on September 26, 2007 pursuant to which it granted the underwriters a 30-day option to purchase up to 1,522,149 of the ADSs BBGP purchased in the private placement. On October 10, BBGP received from the underwriters a notice of exercise of the over-allotment option in full. The sale of the ADSs pursuant to the option is expected to be completed on October 15, 2007.

Item 7.	Material to Be Filed as Exhibits

1. Promissory Note dated as of October 2, 2007 from BBGP Aircraft Holdings Ltd for the benefit of Babcock & Brown Air Limited.

2. Pledge and Security Agreement dated as of October 2, 2007, between Babcock & Brown Air Limited and BBGP Aircraft Holdings Ltd.

3. Private Placement Agreement dated as of July 19, 2007, by and among Babcock & Brown Air Limited and the private investors listed therein.

4. Registration Rights Agreement dated as of October 2, 2007 by and among Babcock & Brown Air Limited and shareholders listed therein.

5. Underwriting Agreement dated as of September 26, 2007 by and among Babcock & Brown Air Limited, Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and the selling shareholders listed therein.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of October 12, 2007 that the information set forth in this statement is true, complete and correct.

BBGP Aircraft Holdings Ltd

By:	/s/ Mina Kim
	Name:	Mina Kim
	Title:	Attorney-In-Fact

Babcock & Brown Global Partners
By:	BBGP Managing General Partner Ltd, its general partner

By:	/s/ Mina Kim
	Name:	Mina Kim
	Title:	Attorney-In-Fact

BBGP Managing General Partner Ltd

By:	/s/ Mina Kim
	Name:	Mina Kim
	Title:	Attorney-In-Fact

SCHEDULE I

BBGP AIRCRAFT HOLDINGS LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
Dwight Dubé	Senior Vice President-Investment Funds Fiduciary, Maples Finance Limited	Maples Finance Limited Boundary Hall, Cricket Square George Town, Grand Cayman Cayman Islands	Canadian
Carlos Farjallah	Trust Company Official, Maples Finance Limited	Maples Finance Limited Boundary Hall, Cricket Square George Town, Grand Cayman Cayman Islands	New Zealand/ United Kingdom
Edward Hanson	Director, BBGP Managing General Partner Ltd	Babcock & Brown Limited 1 Fleet Place London EC4M 7NR, UK	New Zealand/ United Kingdom

SCHEDULE II

BABCOCK & BROWN GLOBAL PARTNERS DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
See Schedule III

SCHEDULE III

BBGP MANAGING GENERAL PARTNER LTD DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
Dwight Dubé	Senior Vice President-Investment Funds Fiduciary, Maples Finance Limited	Maples Finance Limited Boundary Hall, Cricket Square George Town, Grand Cayman Cayman Islands	Canada
Carlos Farjallah	Trust Company Official, Maples Finance Limited	Maples Finance Limited Boundary Hall, Cricket Square George Town, Grand Cayman Cayman Islands	New Zealand/ United Kingdom
Edward Hanson	Director, BBGP Managing General Partner Ltd	Babcock & Brown Limited 1 Fleet Place London EC4M 7NR, UK	New Zealand/ United Kingdom